Exhibit 99.4

NOUVEAU MONDE GRAPHITE

TMX | TSX Trust

Voting Instruction Form – Non-Objecting Beneficial Owners

I/We, being holder(s) of common shares of Nouveau Monde Graphite Inc. (the "Corporation"), hereby appoint: Mr. Eric Desaulniers, President and Chief Executive Officer of the Corporation, or, failing him, Mr. Charles-Olivier Tarte, Chief Financial Officer of the Corporation, or

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To attend the meeting or to appoint someone to attend on your behalf, print that name here as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the direction below (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the annual general and special meeting of shareholders of the Corporation (the "**Meeting**") to be held at 600 Forex Road, Saint-Michel-des-Saints QC J0K 3B0, and via live webcast available online using the LUMI meeting platform at **https://web.lumiagm.com/447507053** on Thursday, June 16, 2022 at 11:00 a.m. (Eastern Time), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. **If you appoint yourself or a proxyholder other than the two individuals listed above, YOU MUST return your VIF by mail, fax, email or Internet to TSX and YOU MUST ALSO have the appointee either complete the online form available at https://www.tsxtrust.com/control-number-request or call TSX at 1-866-751-6315 (toll free in Canada and the United States) or 212-235-5754 (other countries) by 11:00 a.m. (Eastern Time) on June 14, 2022, to properly register your proxyholder, so that TSX may provide you or such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the Control Number set forth on this VIF.** Without a 13-digit proxyholder control number, you or your proxyholder will not be able to participate, interact, ask questions or vote at the Meeting, but will be able to attend as a guest.

MANAGEMENT'S VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
Please use a dark black pencil or pen.

1. Election of Directors

	FOR	WITHHOLD		FOR	WITHHOLD
1. Daniel Buron	☐	☐	5. Nathalie Pilon	☐	☐
2. Eric Desaulniers	☐	☐	6. James Scarlett	☐	☐
3. Arne H Frandsen	☐	☐	7. Andrew Willis	☐	☐
4. Jürgen Köhler	☐	☐			

	FOR	WITHHOLD
2. Appointment of Auditor To appoint PricewaterhouseCoopers LLP as the external auditor of the Corporation and to authorize the directors to set its compensation	☐	☐

	FOR	AGAINST
3. Stock Option plan To consider and, if deemed advisable, adopt a resolution (which is set out in Schedule "A" of the management proxy circular) concerning the ratification and confirmation of the stock option plan of the Corporation	☐	☐

Under Canadian Securities Laws, you are entitled to receive certain investor documents. If you wish to receive such materials, please tick the applicable boxes below. You may also go to our website https://ca.astfinancial.com/financialstatements and input code 7528a.

☐ I would like to receive quarterly financial statements   ☐ I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, this VIF will be voted as recommended by Management or, if you appoint another proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted at the Meeting, I/We authorize you to vote as you see fit.**

_______________________________ ______________

Signature(s) Date

Please sign exactly as your name(s) appear on this VIF. Please see reverse for instructions. All VIFs must be received by 11:00 a.m. (Eastern Time) on June 14, 2022.

Voting Instruction Form (“VIF”) – Annual General and Special Meeting of Shareholders of Nouveau Monde Graphite Inc. (the “Corporation”) to be held on June 16, 2022 (the “Meeting”) This VIF is solicited by and on behalf of Management. Notes 1. We are sending to you the enclosed proxyǦrelated materials that relate to a Meeting of the holders of the class of securities that are held on your behalf by the intermediary identified above. Unless you attend the Meeting and vote online, your securities can be voted only by your proxyholder appointed above or, failing the appointment of any person, by Management, as proxyholder of the registered holder, in accordance with your instructions. 2. We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these securities to be voted at the Meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly. 3. If you want to attend the Meeting and vote online, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the Meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the Circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the registered representative who services your account. 4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 5. If this VIF is not dated, it will be deemed to be dated on the day it was mailed by Management to you. 6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the Meeting. 7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variation to matters identified in the notice of Meeting or other matters as may properly come before the Meeting or any adjournment thereof. 8. Your voting instructions will be recorded on receipt of the VIF. 9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. 10. If you have any questions regarding the enclosed documents, please contact the registered representative who services your account. 11. This VIF should be read in conjunction with the Circular and other proxy materials provided by Management. All VIFs must be received by 11:00 a.m. (Eastern Time) on June 14, 2022. How to Vote VOTE USING THE TELEPHONE 24 HOURS A DAY, 7 DAYS A WEEK! INTERNET x Go to www.tsxtrust.com/vote-proxy x Cast your vote online x View Meeting documents TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352 and follow the voice instructions. To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, DO NOT return this VIF. MAIL, FAX or EMAIL x Complete and return your signed VIF in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1 x You may alternatively fax your VIF to 1-416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxyvote@tmx.com.